

April 26, 2022

Brian Capo
Chief Accounting Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

      Re: Live Nation Entertainment, Inc.
            Form 10-K for the Year Ended December 31, 2021
            Filed February 23, 2022
            File No. 001-32601

Dear Mr. Capo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 36

1.   We note that you use AOI to evaluate the performance of your operating segments; however, it does not appear that this is the segment measure being presented in Footnote 16 of the financial statements. Please advise.

Consolidated Results of Operations, page 41

2.   Please precede the disclosure of non-GAAP measures with your operating results disclosure, which is presented on a GAAP basis, to avoid giving undue prominence to the non-GAAP measures. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.   Please tell us your consideration of discussing results of operations of the business as a whole pursuant to Item 303(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Note 13. Revenue Recognition , page 93

4.   We note your statement that "The timing of our third-party clients' event cancellations and rescheduling of postponed events versus new events available for sale can result in refunds of service charges exceeding current quarter sales resulting in negative revenue for that period." Please tell us if negative revenue resulted in any of the quarters in 2020, and if material, tell us your treatment of the amount, and your consideration of disclosing the related amount.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services